RMS

S 18007008

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50594

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penates Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6900 E Princess #2132
(No. and Street)

Phoenix AZ 85054
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dave Banerjee CPA, An Accountancy Corp.
(Name – *if individual, state last, first, middle name*)

21860 Burbank Blvd Ste 150 Woodland Hills CA 91367
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

BW

OATH OR AFFIRMATION

I, John O'Brien, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Penates Group Inc, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2-22-2018

Signature

President

Title

Notary Public

SYLVIA DAVES GRIEB
Commission # 2053022
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Penates Group, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Penates Group, Inc. (the "Company") as of December 31, 2017, the related statement of income, shareholder's equity and cash flow, for the period ended December 31, 2017, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

The supplemental information for the year ended December 31, 2017, Schedule I titled "Computation of Net Capital" under SEC Rule 240.15c3-1; Schedule II titled "Computation of Determination of Reserve Requirement (exemption)" under SEC Rule 240.15c3-3 and Schedule III titled "Information for Possession or Control Requirements (exemption)" under SEC Rule 240.15c3-3 has been subject to audit procedures performed in conjunction with the audit of the Company's financial statements. Supplemental information titled "Exemption Report" was subject to review procedures under SEC Rule 240.17a-5(d)(5) and information titled "SIPC assessment" were subject to the agreed upon procedures and exemption available under the applicable instructions of the Schedule of Assessment and Payments of the Securities Investor Protection Corporation in accordance with SEC Rule 240.17a-5(e)(4). Such supplemental information is the responsibility of the Company and its management. Our procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on supplemental information, we evaluated whether the information, including the form and content is presented in conformity with SEC Rule 20.17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information, including exemptions, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Dave Banerjee CPA, an Accountancy Corporation.
We have served as the Company's auditor since 2017
Woodland Hills, CA
February 27, 2018

Penates Group Inc
Statement of Financial Condition
December 31,2017

Assets

Cash and cash equivalents	37,515
Receivables from clearing organization	4,773
Deposit at Clearing Organization	15,000
Accrued revenue Receivables	7,683
Total Assets	64,971
Liabilities and Stockholder's equity	
Accounts Payable and accrued liabilities	8,249
Total Liabilities	8,249
Common Stock no par value 1,000,000	25,000
Additional paid in Capital	1,500
Retained Earnings	30,222
Total Stockholders Equity	56,722
Total Liabilities and Stockholders Equity	64,971

The Accompanying Notes are an Integral Part of the Financial Statements

528 Palisades Dr. #719 • Pacific Palisades, CA 90272
Phone: (310) 383-5677 • Facsimile: (480) 473-4626 • www.penatesgroup.com
Member FINRA • SIPC

Penates Group Inc.
Statement of Income
For the year ended December 31,2017

Revenues	
Brokerage Commissions	917,709
Interest and Dividend Income	156
Total revenues	917,865
Expenses	
Clearing Costs	28,112
Professional fees	23,622
Rep payout	670,420
Salaries and Taxes	172,966
Other expenses	14,099
Total Expenses	909,219
Net Income	8,646

The Accompanying Notes are an Integral Part of the Financial Statements

528 Palisades Dr. #719 • Pacific Palisades, CA 90272
Phone: (310) 383-5677 • Facsimile: (480) 473-4626 • www.penatesgroup.com
Member FINRA • SIPC

Penates Group Inc.
Statement of Shareholder's Equity
For the Year ended December 31,2017

	Common Stock	Additional Paid-in Capital	retained earnings	Stock holder equity
Balance as of 12-31-2016	25,000	1,500	$21,576	48,076
Net Income			$8,646	8,646
Balance as of 12-31-2017	$25,000	$1,500	$30,222	56,722

The Accompanying Notes are an Integral Part of the Financial Statements

528 Palisades Dr. #719 • Pacific Palisades, CA 90272
Phone: (310) 383-5677 • Facsimile: (480) 473-4626 • www.penatesgroup.com
Member FINRA • SIPC

Penates Group, Inc.
Statement of Cash Flows
For the Year ended December 31,2017

Cash Flows from operating Activities:	
Net Income	$8,646
Adjustments to reconcile net income to net cash	
Provided by operating activities:	
Receivables from the clearing organization	(1,775)
Accrued Revenues Receivable	12,894
Accounts Payable and accrued Liabilities	415
Net Cash provided by operating activities	20,210
Cash At beginning of the Year	17,305
Cash at End of Year	37,515

The Accompanying Notes are an Integral Part of the Financial Statements

528 Palisades Dr. #719 • Pacific Palisades, CA 90272
Phone: (310) 383-5677 • Facsimile: (480) 473-4626 • www.penatesgroup.com
Member FINRA • SIPC

Penates Group Inc.
Notes to Financial Statements
Year ending 12-31-2017

Note 1-Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Penates Group Inc. (the Company), is an S Corporation which was formed under the laws of the State of Arizona on August 27,1997. Business operations began in October if 1997, with operating revenue beginning in March of 1998. The Company is a licensed broker/dealer, operating in metropolitan Scottsdale, Arizona, registered with the State of Arizona and is a member of the Financial Regulatory Authority (FINRA). The Company, in connection with its activities as a broker/dealer, is an introducing firm and is prohibited from receiving funds or securities from its customers: rather the Company utilizes a clearing broker to perform the custodial functions. The Company clears all transactions with and for its customers on a fully disclosed basis with a clearing broker/dealer and promptly transmits all customer funds and securities to the clearing/broker dealer. The clearing broker/dealer carries all of the accounts of such customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/ dealer.

Basis of Presentation

These Financial Statements are presented in accordance with the accounting principles generally accepted in the United States, and in accordance with the financials of broker-dealers.

Use of Estimates

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Cash and Cash Equivalents

For the purpose of the statement of cash flows, The Company considers all the highly liquid assets having a maturity of three months or less at the time of purchase to be cash equivalents.

Penates Group Inc.
Notes to Financial Statements
Year Ending 12-31-2017

Note 1- Nature of Operations and Summary of Significant Accounting Policies (Continued)

Receivables

At December 31,2017, receivables represent amounts due from the clearing-broker, insurance companies and other revenue sources for transactions with a trade date prior to year-end for which cash has not yet been received.

The Company follows the allowance method of providing for uncollectable accounts. The allowance is determined based upon a review of individual accounts receivable and prior history. The Company considers the receivables as of December 31.2017 to be fully collectable: accordingly, no allowance for the doubtful accounts has been established. The Company does not record interest charges for delinquent receivables, nor are the receivables secured.

Revenue Recognition

The Company recognizes commissions and related clearing expenses on a trade-date basis as securities transactions occur. Transaction fee revenues are recorded in accordance with the terms of the engagement agreements and where applicable, recognized on a pro rata basis over those terms.

Income Taxes

The company and its stock holders have elected to be taxed as an S Corporation for income tax purposes. Under such election, The Company is not subject to corporate income taxes: instead, the stock holders are liable for income taxes on their proportionate shares of the Company's taxable income. The income tax returns are subject to state and federal examination for approximately the last three years. No Such examinations have occurred

Fair Value of Financial Instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31,2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values because they are short term in nature. These financial instruments include cash, receivables from clearing organization, deposit at clearing organization, accrued revenues receivable, and accounts payable and accrued liabilities.

Penates Group Inc.
Notes to Financial Statements
Year Ending 12-31-2017

Note 1- Nature of Operations and Summary of Significant Accounting Policies (Continued)

Fair Value of Financial Instruments (continued)

ASC Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The three levels of the fair value hierarchy are described below:

> Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.
>
> Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.
>
> Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company had no financial instruments to measure for fair value as of December 31, 2017.

Note 2- Net Capital Requirements

The company is subject to the Securities and Exchange Commission uniform net capital rule (SEC rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15:1. At December 31, 2017 the Company had net capital of $51,722, which was in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 15.95% as of December 31, 2017.

Note 3- Reserve Requirements

The company is exempt from Securities and Exchange Commission rule 15c3-3 under Section k (2)(ii) and therefore is not required to make the periodic computation for determination of reserve requirements and information relating to the possession and control requirements under rule 15c3-3.

Penates Group Inc.
Notes to Financial Statements
Year Ending 12-31-2017

Note 4- Off Balance-Sheet Risk and Concentration of Credit Risk

AS discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for the execution, collection of payment of funds and receipts and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments, wherein, the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor credit worthiness of its customers and that customer transactions are executed accurately by the clearing firm.

The Company maintains it's cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Corporation (FDIC) up to $250,000. At December 31, 2017, the Company had no cash in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts.

Note 5- Contingencies and Commitments

The Company does not have a lease commitment for office facilities. The registered individuals at the firm work from their home office.

Note 6- Recently issued accounting standard

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of December 31, 2017 the company has not adopted ASC 606.

Penates Group Inc.
Notes to Financial Statements
Year Ending 12-31-2017

Note 7- Fair Value

The Company adopted Financial Accounting Standards ("SFAS") ASC 820 Measurements and Disclosures, for assets measured at fair value on a recurring basis. The ASC 820 had no effect on the Company's financials.

Note 8-Subsequent Events

Management of the Company has evaluated all subsequent events through February 27, 2018, the date these financial statements were available to be issued. It has been determined that there are no subsequent events that require disclosure.

Penates Group Inc.

Schedule I

Computation of Net Capital
December 31, 2017

	Focus 12/31/17	Audit 12/31/17	Change
Stockholders' Equity, December 31, 2016	$ 58,148	$ 56,722	$ (1,426)
Less: Non-allowable ownership equity	5,000	5,000	-
Tentative net capital	$ 53,148	$ 51,722	$ (1,426)
Haircuts:	-	-	-
NET CAPITAL	$ 53,148	$ 51,722	$ (1,426)
Minimum net capital	5,000	5,000	-
Excess net capital	$ 48,148	$ 46,722	$ (1,426)
Aggregate indebtedness	$ 8,579	$ 8,249	$ (330)
Ratio of aggregate indebtedness to net capital	16.14%	15.95%	0.19%

The difference between the Audit and Focus filed at December 31, 2017 was due to adjustments to receivables and accrued expenses.

This information is an integral part of the accompanying financial statements.

528 Palisades Dr. #719 • Pacific Palisades, CA 90272
Phone: (310) 383-5677 • Facsimile: (480) 473-4626 • www.penatesgroup.com
Member FINRA • SIPC

Penates Group Inc.
December 31, 2017

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

This information is an integral part of the accompanying financial statements.

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended ______________

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Pountes Group Inc
528 Palisades Dr #719
Pacific Palisades, CA 90272
CRD 44266 8-50594-

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

John O'Brien
310-383-5677

2. A. General Assessment (item 2e from page 2) $ 2,199.23

B. Less payment made with SIPC-6 filed (exclude interest) (1,142)

9-14-2017
Date Paid

C. Less prior overpayment applied (97)

D. Assessment balance due or (overpayment) 960.23

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 960.23

G. PAYMENT: √ the box
Check mailed to P.O. Box [X] Funds Wired [ ]
Total (must be same as F above) $ 960.23

H. Overpayment carried forward $(______________)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Pountes Group Inc.
(Name of Corporation, Partnership or other organization)

John P O'Brien
(Authorized Signature)

President
(Title)

Dated the 26 day of February, 18

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1-1-2017 and ending 12-31-2017

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 917,865
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	38,173
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	38,173
2d. SIPC Net Operating Revenues	$ 879,692
2e. General Assessment @ .0025 This rate used before 1/1/2017	$ 2,199.23 (to page 1, line 2.A.)

DAVE BANERJEE, CPA

An Accountancy Corporation – Member AICPA and PCAOB

21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the shareholders of Penates Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Penates Group, Inc. (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2017 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017
Woodland Hills, CA
February 27, 2017

Penates Group Inc.
December 31, 2017

Penates Group is a registered broker-dealer subject to rule 17a-5 promulgated by the SEC (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemptions report was prepared as required by 17 C.F.R.240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following:

1. The Company claimed an exemption from 17 C.F.R.240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k) k(2)ii
2. The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k)
3. Throughout the most recent fiscal year.

Penates Group Inc.

I John O'Brien, swear (or affirm) that, to my knowledge and belief, this Exemption Report is true and correct

X 2-27-2018

Title: President
February 27,2018

528 Palisades Dr. #719 • Pacific Palisades, CA 90272
Phone: (310) 383-5677 • Facsimile: (480) 473-4626 • www.penatesgroup.com
Member FINRA • SIPC

DAVE BANERJEE, CPA
An Accountancy Corporation – Member AICPA and PCAOB
21860 Burbank Blvd., Suite 150, Woodland Hills, CA 91367• (818) 657-0288• FAX (818) 657-0299• (818) 312-3283

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
Penates Group, Inc.

We have reviewed management's statements, included in the accompanying Penates Group, Inc. Exemption Report in which (1) Penates Group, Inc., identified the following provisions of 17 C.F.R. 515c3-3(k) under which Penates Group, Inc. claimed an exemption from 17 C.F.R. 5240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Company, stated that Penates Group, Inc. met the identified exemption provision throughout the most recent fiscal year of 2017. Penates Group, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Dave Banerjee CPA, an Accountancy Corporation
We have served as the Company's auditor since 2017
Woodland Hills, California
February 27, 2018